November 7, 2006

Ms. Carmen Moncada-Terry
United States Securities
and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Street100 F Street, N.E.
Washington, D.C. 20549

      Re:  Yukon Gold Corporation, Inc.
           Registration Statement on Form SB-2
           File Number: 333-113546
           Amendment No. 1 filed November 3, 2006

Dear Ms. Moncada-Terry:

      We are responding to the letter of H. Roger Schwall, Assistant Director, dated September 28, 2006. The paragraph numbers in this letter correspond with the paragraph numbers in Mr. Schwall's' letter.

      Amendment No. 1 to the Registration Statement of Yukon Gold Corporation, Inc. (the "Company" or "Yukon Gold") on Form SB-2, which contains our changes, was electronically filed on November 3, 2006. Enclosed with this letter is a hard copy of Amendment No. 1, which has been marked to show our changes from the Registration Statement, filed on August 31, 2006. In some cases, our changes are marked by underline and margin notes and in other cases we have shaded our new language. This was done to facilitate the readability of the marked copy.

Selling Shareholders

      1. To the best knowledge of Yukon Gold, none of the selling shareholders are registered broker-dealers. Further, to the best knowledge of Yukon Gold, none of the selling shareholders are affiliates of broker-dealers. Novadan Capital Ltd. ("Novadan") is a limited market dealer in Canada. As we understand Novadan's status, Novadan is not permitted to execute trades on behalf of customers. It is permitted to present offerings to potential investors but it is constrained in terms of how it may endorse or recommend an investment. The principals of Novadan, Ennio D'Angela and Romeo D'Angela are, personally, investors holdings shares of Yukon Gold and are listed as selling shareholders.

Recent Sales of Unregistered Sales; Part II

      2. With respect to each sale of unregistered securities, we have disclosed the exemption upon which Yukon Gold relied for the sale and the facts supporting the exemption. We have made this disclosure in the sections entitled "Market for Common Equity and Related Stockholder Matters" and "Part II - Recent Sale of Unregistered Securities."

      I will contact you shortly to make sure we have adequately addressed your comments.


                                                    Very truly yours,


                                                    Jonathan H. Gardner


cc:   Paul Gorman
      Rakesh Malhotra